Form C

ADD COMMENT

Cover Page

Name of issuer:

Red Hen App LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

VA

Date of organization:

9/23/2024

Physical address of issuer:

228 Givens Branch Trail
Newport, VA 24128

Website of issuer:

www.redhenapp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Revenue Share Agreement

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes

- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$145,993.00	$48,050.00
Cash & Cash Equivalents:	$1,149.00	$6,025.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$185,724.00	$48,050.00
Revenues/Sales:	$1,018.00	$50.00
Cost of Goods Sold:	$3.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($174,314.04)	($100.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Red Hen App LLC

COMPANY ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- [ ] Yes
- [x] No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Lauren Lovejoy	Owner	Regenerative Farmers of America	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brett Burton	President	2024
Lauren Lovejoy	President, CEO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Brett Burton	20%+
Lauren Lovejoy	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Lauren Lovejoy is a part-time officer. There is potential the company will not move as fast as if this was not the case.

> Our platform facilitates the sale of perishable food products through multiple fulfillment methods including farm pickup, local delivery, and shipping. Each of these fulfillment methods presents distinct operational challenges and risks. Coordinating pickup times and locations with multiple independent farms requires significant operational complexity. Local delivery involves logistics coordination, vehicle requirements, and timing constraints for perishable products. Shipping perishable items such as meat, dairy, and produce involves cold chain management, packaging requirements, carrier coordination, and the risk of spoilage or quality degradation during transit. We have recently launched shipping functionality and have limited experience managing these logistics at scale. Failures in any aspect of fulfillment—including delays, product spoilage, incorrect orders, or poor product quality upon delivery—could result in customer dissatisfaction, refund requests, reputational harm, and potential food safety concerns. We rely on farms and third-party service providers for much of this fulfillment, which limits our direct control over the customer experience.

> Red Hen App operates mobile applications distributed through the Apple App Store and Google Play Store, and we depend on these third-party platforms for customer access to our marketplace. We are subject to the policies, rules, and technical requirements of these app store operators, which may change at any time. If we fail to comply with app store policies, our applications could be removed from these platforms, which would severely harm our ability to reach customers. We also depend on various third-party service providers for critical business functions including cloud hosting, payment processing, shipping logistics, and other operational needs. Any disruption, failure, or degradation in the services provided by these third parties—whether due to technical failures, security breaches, policy changes, price increases, or termination of services—could disrupt our operations and harm our business. We have limited control over these third-party providers and may have difficulty finding suitable alternatives on short notice. As a small company with limited resources, we may lack the leverage to negotiate favorable terms with these providers or to ensure priority support during service disruptions.

> Red Hen App LLC was incorporated in September 2024 and has a very limited operating history upon which investors can evaluate our business model, prospects, and likelihood of success. We are at an early stage of development as a marketplace platform connecting consumers with local farms. We have not yet demonstrated that our business model is sustainable or scalable over the long term. Our limited operating history makes it difficult to forecast our future operating results, and we may encounter unforeseen expenses, difficulties, complications, and delays that are common with early-stage companies. Investors must evaluate an investment in our securities in light of the substantial risks and uncertainties inherent in an early-stage company operating in a competitive and evolving market.

Red Hen App LLC currently has only one employee who is responsible for all aspects of our business operations, including technology development, farm and customer acquisition, platform management, and strategic decision-making. Our future success is substantially dependent on the continued services of this individual. The loss of this person due to illness, injury, departure, or any other reason would have a severe adverse effect on our business, as we have no other personnel to assume these critical responsibilities. We do not maintain key person life insurance. Additionally, as a single-person operation, we face significant limitations in our ability to execute on multiple business priorities simultaneously, respond to operational challenges, and scale the business effectively. There can be no assurance that we will be successful in attracting and retaining additional qualified personnel as we attempt to grow.

Red Hen App operates as a two-sided marketplace that requires us to simultaneously attract and retain both farms as sellers and consumers as buyers. This business model presents significant challenges, as we must achieve sufficient scale on both sides of the marketplace to create value for participants. If we fail to onboard enough farms, consumers will not find sufficient product selection to make the platform useful. Conversely, if we fail to attract enough customers, farms will not generate sufficient sales to justify their participation on our platform. This creates a 'chicken-and-egg' problem common to marketplace businesses. We have not yet demonstrated that we can achieve and maintain the critical mass of both farms and customers necessary for a sustainable marketplace. Our ability to grow both sides of the marketplace simultaneously while maintaining quality and user satisfaction is unproven and subject to significant execution risk.

Our marketplace model depends entirely on independent farms to supply products, fulfill orders, maintain product quality, and comply with applicable food safety regulations. We have limited control over these farms' operations, business practices, product quality, pricing, inventory management, and customer service. If farms fail to deliver products as promised, provide poor quality products, engage in unsafe food handling practices, misrepresent their products, or otherwise fail to meet customer expectations, our reputation and business could be materially harmed even though we do not directly control these aspects of the transaction. We may face customer complaints, refund demands, or potential liability for the actions of farms on our platform. Additionally, farms may choose to leave our platform, raise prices, reduce product availability, or prioritize other sales channels over our marketplace, any of which could reduce the value proposition of our platform to customers. Our business model requires us to maintain positive relationships with a sufficient number of farms, but we cannot guarantee their continued participation or performance.

The agricultural products sold through our platform are subject to seasonal growing cycles and production patterns. Many farms produce different products at different times of year, and some products may be unavailable during certain seasons. This seasonality affects both the supply of products available on our platform and consumer demand patterns. During off-peak seasons, we may experience reduced product selection, lower transaction volumes, and decreased revenue. Seasonal fluctuations may also create operational challenges in maintaining farm and customer engagement during slower periods. Our limited operating history means we have not yet experienced a full annual cycle of seasonal variations, making it difficult to predict how these patterns will affect our business and cash flow. If we cannot effectively manage seasonal fluctuations or maintain year-round engagement from both farms and customers, our business and financial results may be materially adversely affected.

Red Hen App LLC is not currently profitable and has incurred losses since our inception. We expect to continue to incur losses for the foreseeable future as we invest in platform development, customer acquisition, farm onboarding, and operational infrastructure. Our ability to achieve profitability depends on our ability to generate sufficient transaction volume to cover our operating expenses through our marketplace fee structure. There can be no assurance that we will ever achieve profitability or, if we do achieve profitability, that we will be able to sustain it. Even if we achieve significant growth in transaction volume, we may need to continue investing heavily in technology, marketing, and operations, which could prevent us from achieving or maintaining profitability. If we are unable to achieve and sustain profitability, the value of an investment in our securities may be significantly impaired or lost entirely.

Red Hen App LLC has very limited cash reserves and will require substantial additional capital beyond this offering to fully develop our platform, scale our operations, and achieve our business objectives. The funds raised in this offering may not be sufficient to achieve profitability or positive cash flow. We do not currently have any commitments or arrangements for additional financing, and there can be no assurance that additional funding will be available on acceptable terms, if at all. Our ability to obtain additional financing may be limited by various factors including our financial condition, market conditions, investor appetite for early-stage companies, and general economic conditions. If we are unable to obtain sufficient additional capital when needed, we may be required to significantly curtail our operations, delay or abandon our development plans, reduce marketing and customer acquisition efforts, or cease operations entirely. Any additional equity financing would likely result in significant dilution to existing investors.

The market for online food sales and local food marketplaces is highly competitive and includes well-established companies with substantially greater financial resources, technical capabilities, brand recognition, and customer bases than we possess. We face competition from large grocery delivery services, established online marketplaces, farmers market platforms, community-supported agriculture (CSA) programs, direct farm websites, and traditional grocery retailers expanding their local and organic offerings. Many of these competitors have significant advantages over us, including established customer relationships, greater marketing budgets, more advanced technology platforms, better logistics infrastructure, and the ability to offer lower prices or absorb losses to gain market share. Some competitors may also offer broader product selection, faster delivery, or more convenient shopping experiences. We may not be able to compete effectively against these larger, better-funded competitors. If we are unable to differentiate our platform and demonstrate clear value to both farms and customers, we may fail to attract and retain users, which would materially harm our business prospects.

Our business model is predicated on the assumption that consumers will continue to seek out and purchase locally-sourced food products from farms through our platform. Consumer preferences and purchasing behaviors may not develop as we anticipate, or demand for local food may decline due to various factors including price sensitivity, convenience preferences, economic conditions, or changes in consumer attitudes toward local sourcing. Locally-sourced products are often priced higher than conventional grocery store alternatives, which may limit our addressable market to consumers willing and able to pay premium prices. Economic downturns or changes in consumer spending patterns could reduce demand for premium-priced local food products. Additionally, if consumers do not perceive sufficient value, quality, or convenience in purchasing through our platform compared to alternative channels such as farmers markets, grocery stores, or direct farm purchases, we may fail to achieve the transaction volumes necessary for our business to succeed.

The sale and distribution of food products is subject to extensive regulation by federal, state, and local authorities, including the Food and Drug Administration (FDA), the U.S. Department of Agriculture (USDA), and state and local health departments. While the farms selling on our platform are primarily responsible for compliance with food safety regulations, we may face regulatory scrutiny regarding our role as a marketplace facilitator. Regulations governing food safety, labeling, handling, storage, transportation, and sale vary by jurisdiction and product type, and compliance requirements may be unclear or evolving for marketplace platforms like ours. Changes to existing regulations or the adoption of new food safety requirements could increase compliance costs for farms on our platform or for our business directly, potentially making our platform less attractive to farm participants. If products sold through our platform cause foodborne illness or fail to comply with applicable regulations, we could face regulatory enforcement actions, fines, penalties, mandatory recalls, or restrictions on our ability to operate, even if the non-compliance originated with an independent farm. We could also face civil

recalls, or restrictions on our ability to operate, even if the non-compliance originated with an independent farm. We could also face civil liability or reputational harm from food safety incidents involving products sold through our platform.

Our business involves collecting, storing, and processing personal information from both customers and farms, including names, contact information, location data, payment information, and transaction histories. We are subject to various federal and state data privacy and security laws and regulations, including state data breach notification laws and potentially the California Consumer Privacy Act and similar state laws. We rely on third-party service providers for payment processing, data storage, and other functions involving sensitive information, which creates additional security and compliance risks. Any security breach, unauthorized access, loss of data, or failure to protect user information could result in significant harm to our business, including regulatory investigations and penalties, civil litigation, mandatory breach notifications, loss of customer and farm trust, and reputational damage. As a small company with limited resources and only one employee, we may lack the sophisticated cybersecurity infrastructure and expertise necessary to adequately protect against evolving security threats. The costs of implementing and maintaining adequate security measures and responding to any security incidents could be substantial and may exceed our available resources.

Our business depends in part on proprietary technology, software, business methods, and know-how related to our marketplace platform. We have not disclosed whether we have obtained patent protection, registered trademarks, or other formal intellectual property protections for our technology or brand. We may rely primarily on trade secrets, confidential information, and technical measures to protect our intellectual property, which may not provide adequate protection. Our competitors or other third parties may independently develop similar technology or business methods, potentially without violating any intellectual property rights we may have. Additionally, as a small company with limited resources, we may lack the financial means to adequately protect our intellectual property rights or to defend against claims that we have infringed on the intellectual property rights of others. Any such claims, whether or not meritorious, could be costly to defend and could result in monetary damages, injunctions preventing us from using certain technology, or requirements to obtain licenses on unfavorable terms. The loss of intellectual property protection or involvement in intellectual property disputes could materially harm our competitive position and business prospects.

The securities being offered in this offering are Revenue Share Agreements under which investors will receive a percentage of the company's revenue until a specified cap is reached. This means that investor returns are entirely dependent on Red Hen App generating revenue from its operations. If we fail to generate significant revenue, investors may receive minimal payments or no payments at all for extended periods. There is no guaranteed payment schedule, and the timing and amount of payments will fluctuate based on our revenue performance, which may be irregular, seasonal, or insufficient. Unlike debt instruments, these securities do not provide for fixed payments or a maturity date by which investors can expect return of their investment. Unlike equity, these securities do not provide ownership rights or the potential for appreciation in company value beyond the capped revenue share payments. If our business fails to achieve sufficient revenue, investors may never receive payments equal to their initial investment, resulting in a partial or total loss. The speculative nature of these securities means investors must be prepared for the possibility of receiving little or no return on their investment.

There is no public market for the Revenue Share Agreements being offered, and none is expected to develop in the future. These securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable securities laws, which significantly restricts transferability. Investors should expect to hold these securities for an indefinite period with no liquidity. There is no secondary market where investors can sell their securities, and the company has no obligation to facilitate transfers or repurchase securities from investors. Even after any applicable holding period expires, finding a buyer for these securities would be extremely difficult given their nature as revenue share agreements tied to a specific early-stage company. Investors must be prepared to bear the economic risk of this investment indefinitely and should not invest funds that they may need to access in the foreseeable future. The illiquid nature of this investment means that investors will be unable to respond to changes in the company's performance, economic conditions, or their personal financial circumstances by selling their securities.

The Revenue Share Agreements being offered provide investors with no governance rights, no ability to elect directors, and no governance rights with respect to the company's operations or strategic decisions. Investors will have no say in how the company is managed, how funds are spent, what business strategies are pursued, or what additional financing arrangements are entered into. The company's management will have complete discretion over all business decisions, including decisions that may adversely affect the value of the securities or the likelihood of investors receiving payments. Investors will have limited information rights compared to investors of public companies and may not receive regular financial updates or disclosures beyond what is required under Regulation Crowdfunding. Unlike equity investors who may have protective provisions or board representation rights, revenue share investors have no ability to block unfavorable corporate actions, prevent dilutive financings, or otherwise protect their investment. Investors must rely entirely on management's judgment and integrity with no meaningful ability to influence company decisions or hold management accountable.

In connection with this offering, the founder of Red Hen App LLC has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors in the special purpose vehicle structure. This arrangement creates a fundamental conflict of interest because the founder simultaneously represents the interests of the company as its operator and the interests of investors as their designated representative. These interests may not always align and may in fact be directly adverse. For example, decisions regarding payment priorities, use of company funds, additional financing terms, or company strategy may benefit the company and founder at the expense of investor returns. The founder will have access to material non-public information about the company's performance and prospects that other investors do not have, creating an information asymmetry in their role as investor representative. There is no independent third-party advocate representing the interests of crowdfunding investors in this structure. Investors should be aware that the person making decisions on their behalf has inherent conflicts and may prioritize the company's interests over investor interests when these conflict. This arrangement provides investors with less protection and independent representation than would typically be available in investments with independent investor representatives or fiduciaries.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Red Hen App LLC expects to use proceeds approximately as follows: 27% Shipping Infrastructure Development, 23% Core Marketplace Feature Improvements, 23% Digital Customer Acquisition, 19.1% In-Person Farm and Buyer Outreach, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on platform needs, market conditions, and opportunities that arise.

If we raise: **$124,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Red Hen App LLC expects to use proceeds approximately as follows: 32% Scaled Paid Advertising and Awareness, 18% Shipping Infrastructure Development, 18% Farm Subscription and Monetization Tools, 13% Search, Discovery, and Order Management, 11.1% In-Person Farm and Buyer Outreach, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate excess proceeds toward growth and platform scale but may adjust among categories based on traction, costs, and operational priorities.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 15% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 2.5x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in thehttps://wefunder.com/redhenapp/am_dashboard?section=operations first $60,000.00 of the fundraise will receive 3.0x their principal. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met. Therefore, the company could potentially offer all $124,000.00 at 3.0x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

VIP BonusRed Hen App LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool	Issued
Warrants	None	
Options	None	

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $43,105.00
Outstanding principal plus interest: $43,105.00 as of 8/28/2026
Interest rate: 12.75% per annum
Maturity date: 6/1/2028
Honeycomb Credit Crowdfunding Campaign, 60-month term.

Loan
Lender: Susan Burton
Amount: $10,000.00
Outstanding principal plus interest: $10,000.00 as of 8/28/2026
Interest rate: 8.0% per annum
Maturity date: 10/1/2029

Personal loan, 60 month term

Related party
Name: Susan Burton
Relationship: Co-founder's mother

Loan
Lender: Jennifer Lovejoy
Amount: $10,000.00
Outstanding principal plus interest: $10,000.00 as of 8/28/2026
Interest rate: 8.0% per annum
Maturity date: 10/1/2029
Personal loan, 60 month term

Related party
Name: Jennifer Lovejoy
Relationship: Cofounder's Mother

Loan
Lender: Jennifer Lovejoy
Amount: $85,000.00
Outstanding principal plus interest: $85,000.00 as of 8/28/2026
Interest rate: 6.5% per annum
Personal line of credit extended by Jennifer Lovejoy (mother of Co-Founder Lauren Lovejoy) to Red Hen App LLC. Funds were used exclusively for business operations and development. No fixed repayment schedule — loan is repaid from business income and available cash flow. No maturity date. The loan is the sole obligation of Red Hen App LLC and does not carry personal liability for either co-founder. In the event of insolvency or dissolution, any remaining balance after legal proceedings may be offset against Lauren Lovejoy's inheritance from the lender's estate under a separate private family agreement. This loan does not grant the lender any equity, ownership, or voting rights in the company.

Related party
Name: Jennifer Lovejoy
Relationship: Mother of CoFounder

Loan
Lender: Lauern Lovejoy
Amount: $31,150.00
Outstanding principal plus interest: $31,150.00 as of 8/28/2026
Interest rate: 7.5% per annum
Intercompany loan agreement between Regenerative Farmers of America and Red Hen App LLC.

Related party
Name: Lauern Lovejoy
Relationship: CEO/ Cofounder

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Susan Burton
Amount Invested: $10,000.00
Transaction type: Loan
Interest rate: 8.0% per annum
Maturity date: 10/1/2029
Outstanding: Yes
Relationship: Co-founder's mother

Name: Jennifer Lovejoy
Amount Invested: $10,000.00
Transaction type: Loan
Interest rate: 8.0% per annum
Maturity date: 10/1/2029
Outstanding: Yes
Relationship: Cofounder's Mother

Name: Jennifer Lovejoy
Amount Invested: $85,000.00
Transaction type: Loan
Interest rate: 6.5% per annum
Outstanding: Yes
Relationship: Mother of CoFounder

Name: Lauern Lovejoy
Amount Invested: $31,150.00
Transaction type: Loan
Interest rate: 7.5% per annum
Outstanding: Yes
Relationship: CEO/ Cofounder

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Red Hen App LLC operates a mobile marketplace platform that connects consumers directly with local farms to purchase fresh food products. The app enables customers to discover nearby farms and buy pasture-raised meats, produce, dairy, eggs, honey, and other farm products with options for pickup, local delivery, or shipping.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of July 30, 2026, we had cash and cash equivalents of approximately $477.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $145,993 and our current and non-current liabilities, as reflected in available financial statement fields, were $185,724.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $1,149.

Based on our current operations, we have a monthly net cash burn of approximately $1,419.88.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $179,255.83 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to scale Red Hen from early traction into a national farm marketplace capable of supporting thousands of farms and customers. Our immediate focus is strengthening the platform infrastructure, expanding customer acquisition, and enabling farms to. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Lauren Lovejoy, certify that:

(1) the financial statements of Red Hen App LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Red Hen App LLC included in this Form reflects accurately the information reported on the tax return for Red Hen App LLC filed for the most recently completed fiscal year.

Lauren Lovejoy

Lauren Lovejoy
Owner

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.redhenapp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Rev Share Agreement Payback Multiple
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brett Burton
- Lauren Lovejoy

Appendix E: Supporting Documents

- ttw_merged_comms
- Attachment #24646

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Rev Share Agreement Payback Multiple
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brett Burton
- Lauren Lovejoy

Appendix E: Supporting Documents

- ttw_merged_comms
- Attachment #24646

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

☑ **I agree to the Lead Investor Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Red Hen App LLC

By

Lauren Lovejoy

Owner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lauren Lovejoy

Owner
8/28/2026

Brett Burton

President
8/28/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.